February 19, 2020

Jeffery Strickland
Chief Financial Officer
Atrion Corporation
One Allentown Parkway
Allen, TX 75002

       Re: Atrion Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-32982

Dear Mr. Strickland:

       We have reviewed your February 11, 2020 response to our comment letter and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Response dated February 11, 2020

Item 1. Business
Patents and License Agreements, page 3

1. We note that your proposed disclosure indicates that a patent for a material product will expire in August 2022. Please disclose the material product, how you expect the loss of patent protection to impact your sales of this product and your business and how the company intends to handle the loss of patent protection.
       You may contact Michael Fay at 202-551-3812 or Kristin Lochhead at 202-551-3664 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.
 Jeffery Strickland
Atrion Corporation
February 19, 2020
Page 2

                                       Sincerely,
FirstName LastNameJeffery Strickland
                                       Division of Corporation Finance
Comapany NameAtrion Corporation
                                       Office of Life Sciences
February 19, 2020 Page 2
cc:       B. G. Minisman, Jr., Esq.
FirstName LastName